December 10, 2012
VIA EDGAR

Mr. Martin James
Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Invacare Corporation
Form 10-K for the fiscal year ended December 31, 2011 and filed February 27, 2012
Form 10-Q for the fiscal quarter ended September 30, 2012 and filed November 6, 2012
File No. 001-15103

Dear Mr. James:

Invacare Corporation (“Invacare” or the “company”) is transmitting this letter via the EDGAR system in response to your comments on the above-captioned reports of Invacare which were issued in your letter dated November 27, 2012. Invacare has prepared a detailed response below to each comment contained in your letter. For your convenience, we have repeated your comments in italics followed by our response.

Form 10-K for the fiscal year ended December 31, 2011

Item 1 - Business, page I-3

Comment No. 1:	With a view towards enhanced disclosure in future filings, please provide us the information called for by Regulation S-K Item 101(c)(1)(i).

Response:
The company respectfully submits that its Annual Report on Form 10-K contains the information called for by Regulation S-K Item 101(c)(1)(i). However, the Business disclosure on pages I-3 through I-13 does not contain, or cross-reference to, the information called for in the second sentence of Regulation S-K Item 101(c)(1)(i), which is otherwise available in “Business Segments” in the Notes to the Consolidated Financial Statements included on page FS-39 of the 2011 Form 10-K. The company will enhance its disclosure in future filings by including in the Business section of its Form 10-K a cross-reference to "Business Segments" in the Notes to the Consolidated Financial Statements.

The disclosure would take the form of the following:

"Segment Financial Information
For financial information regarding Reportable Segments, including revenues from external customers, products, segment profitability, assets and other information by segments, see Business Segments in the Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K."

Item 7 - Management's Discussion and Analysis - Page I-35

Results of Operations, Charges Related to Restructuring Activities, page I-37

Comment No. 2:
We see that during the year ended December 31, 2011 and the nine months ended September 30, 2012, you recorded restructuring charges of approximately $10.9 million and $3.7 million, respectively. Please respond to the following:

•
Discuss the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management's plans on financial position, future operating results and liquidity unless you determined that a material effect is not reasonably likely to occur.

•	Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

•	Identify the periods in which material cash outlays are anticipated and the expected source of their funding.

•	Please separately quantify and discuss each material component of the restructuring charges.

•
For the nine months ended September 30, 2012, the period subsequent to the initiation of your fiscal 2011 plans, please discuss material changes and activity in the liability balances of each significant type of exit cost and involuntary employee termination benefits for each material exit plan.

•	To the extent that there were material revisions to exit plans, exit costs, or the timing of the plan's execution, please include the nature of and reasons for the revisions.

•
Tell us whether actual savings anticipated by the 2011 exit plan were achieved as expected or you expect they will be achieved in periods other than as expected and, if so, the reasons and its likely effects on future operating results and liquidity.

Please also ensure that future filings include all of the disclosures required by SAB Topic 5.P(4) for all material restructuring activities.

Response:
The company's restructuring charges recorded in 2011 and 2012 were necessitated primarily by continued declines in Medicare and Medicaid reimbursement by the U.S. government, as well as similar healthcare reimbursement pressures abroad, which negatively affect the company's customers (e.g. home health care providers), and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations. While the company's restructuring efforts have been executed on a timely basis, resulting in operating cost savings, the savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements which are unrelated to the restructuring actions. The company expects any near-term cost savings from restructuring will be offset by higher regulatory and compliance costs related to quality system improvements at least until the company has completed its quality systems remediation efforts.

The company's restructuring commenced in the second quarter of 2011 with the company's decision to close the Hong, Denmark assembly facility as part of the company's ongoing globalization initiative to reduce complexity in the company's supply chain which is intended to reduce expenses to help offset pricing pressures. In the third quarter of 2011, the company continued to execute on the closure of the Hong, Denmark assembly facility and initiated the closure of a smaller facility in the U.S. Charges for the quarter ended December 31, 2011 were primarily incurred at the company's corporate headquarters for severance, with additional costs incurred as a result of the closure of the Hong, Denmark facility. The facility closures were completed in 2012 in addition to the elimination of various positions principally in the North America/Home Medical Equipment (HME) and Asia/Pacific segments.

Charges for the year ended December 31, 2011 totaled $10.9 million including charges for severance ($8.7 million), contract exit costs primarily related to the closure of the Hong, Denmark assembly facility ($1.8 million), inventory write-offs ($.3 million) recorded in cost of goods sold and miscellaneous costs ($.1 million). The majority of the 2011 North America/HME charges were incurred for severance, primarily at the corporate headquarters as the result of the elimination of various positions principally in sales and administration in Elyria, Ohio. These eliminations were permanent reductions in workforce which primarily resulted in reduced selling, general and administrative expenses. In Europe, the charges were the result of the closure of the company's Hong, Denmark facility. The assembly activities were transferred to other company facilities or outsourced to third parties. This closure enabled the company to reduce fixed operating costs related to the facility and reduce headcount with the transfer of a portion of the production to other company facilities. The majority of the 2011 charges have now been paid out and were funded with operating cash flows.

Charges for the nine-months ended September 30, 2012 totaled $3.7 million and were incurred primarily for severance in the North America/HME segment ($2.2 million), Europe segment ($.8 million) and Asia/Pacific segment ($.7 million). The charges were incurred as a result of the elimination of various positions as part of the company's globalization initiatives. The savings from these charges will be reflected primarily in reduced selling, general and administrative expenses and manufacturing expenses for the company. In North America/HME, the company eliminated positions, principally in sales and marketing as well as manufacturing positions at the company's Elyria, Ohio manufacturing location (the Taylor Street facility). In Europe, positions were eliminated as a result of finalizing the exit from the manufacturing facility in Denmark and an elimination of a senior management position in Switzerland. In Asia/Pacific, the company eliminated operation and sales positions in the company's subsidiary which produces microprocessor controllers. Payments for the nine months ended September 30, 2012 were $5.9 million and were funded with operating cash flows. The components of these charges, as well as changes in each of the charge accruals, are disclosed in Charges Related to Restructuring Activities in the Notes to Consolidated Financial Statements. The majority of the 2012 charges are expected to be paid out within the next twelve months. To date, the company's liquidity has not been materially impacted; however, the company's disclosure in Liquidity and Capital Resources highlights risks that could negatively impact the company's liquidity. In future filings, the company will modify its MD&A disclosure to reference this note disclosure.

There have been no material changes in accrued balances related to the charges, either as a result of revisions in the plan or changes in estimates. In addition, the savings anticipated as a result of the company's restructuring plans have been or are expected to be achieved, primarily resulting in reduced salary and benefit costs principally impacting Selling, General and Administrative expenses, and to a lesser extent, Costs of Products Sold. However, in 2011 and into 2012, these savings have been more than offset by continued margin decline, principally as a result of product mix, and higher regulatory and compliance costs related to quality system improvements which are unrelated to the restructuring actions.

In future filings, the company will modify its MD&A disclosure to further detail and quantify the savings anticipated and achieved as a result of the company's restructuring efforts and explain that future charges may be incurred should the company's margin and or sales decline or incremental regulatory and compliance costs related to quality system improvements exceed anticipated levels.

The company will ensure that all future filings include material disclosures required by SAB Topic 5.P(4) for all material restructuring activities.

Item 8 - Financial Statements and Supplementary Data

Long-Term Debt, page FS-17

Comment No. 3:
We note that during the fiscal years ended December 31, 2011 and 2010, you retired approximately $63.4 million and $57.8 million in convertible notes at a premium above par and calculated losses on extinguishment of $24.2 million and $20.3 million, respectively. Please explain the nature of these transactions and why you treated them as induced conversions under FASB ASC 470-20-40-26.

Response:
In 2007, the company issued 4.125% Senior Subordinated Convertible Debentures due 2027 (the “Convertible Notes”) and subsequently retired certain of the Convertible Notes after repurchasing them for cash at a premium above par. The Convertible Notes are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company’s domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions. The Convertible Notes provide that the company may satisfy the conversion using any combination of cash or stock, determined at the company's discretion. The company intends to satisfy the principal amount of the Convertible Notes using cash. Assuming adequate cash on hand at the time of conversion, the company also intends to satisfy the conversion spread using cash, as opposed to stock.

ASC 470-20 states that (except for conversion) an extinguishment of convertible debt should be recognized in the same way as an extinguishment of debt without conversion features. ASC 470-20-40-19 indicates that an entity is extinguishing the liability component and reacquiring the equity component. This applies whether the instrument is settled in cash (as in the case for the company), shares, other assets or any combination thereof (ASC 470-20-40-20). Under ASC 470-20-40-14, a conversion includes an exchange of a convertible debt instrument for equity securities or a combination of equity securities and other consideration, whether or not the exchange involves legal exercise of the contractual conversion privileges included in terms of the debt. Therefore, as the terms of the Convertible Notes contain an option for the debt to be converted entirely in cash, the cash consideration paid to repurchase the debt is considered an inducement to the debt holders to convert the debt entirely for cash.

The company considered the guidance in ASC 470-20-40-26 regarding induced conversions, which states that, in some circumstances, conversion privileges for a convertible debt instrument are changed or additional consideration is paid to debt holders for the purpose of inducing prompt conversion of the debt to equity securities. In those circumstances, the entity shall recognize a loss equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of consideration issuable in accordance with the original conversion terms. The settlement accounting (derecognition) treatment described in paragraph 470-20-40-20 is then applied using the fair value of the consideration that was issuable in accordance with the original conversion terms. Although ASC 470-20-40-26 states that the guidance in that paragraph does not apply to derecognition transactions in which the holder does not exercise the embedded conversion option, it is our understanding that the FASB did not intend to create any differences between ASC 470-20-40-26 and the scope of conversions addressed in FASB 84, paragraph 2 and footnote 2 (ASC 470-20-40-13 and 14). Accordingly, the company determined that the guidance regarding induced conversions was appropriate (given that the company has the option of settling a conversion of the Convertible Notes in cash).

Comment No. 4:	Please also show us how you applied FASB ASC 470-20-40-26 and 40-20 for these transactions, including details of the amount and form of consideration paid to extinguish the debt.

Response:
The company repurchased and extinguished portions of its Convertible Notes at various times starting in January 2010. All repurchases were satisfied using cash as opposed to stock. The company paid $88.1 million and $70.1 million in cash to retire $63.4 million and $57.8 million in Convertible notes in 2011 and 2010, respectively.

The company accounts for the repurchase and extinguishment of its Convertible Notes as induced conversions under FASB ASC 470-20-40-26 as explained in the response to comment 3. The company's Convertible Note retirements represent the extinguishment of the liability component and reacquiring of the equity component. As such, the fair value of the consideration transferred to the holder at settlement or extinguishment is attributed between the liability and equity components using the same methodology applied as when the original proceeds received by issuer were attributed to those components.

With each repurchase and extinguishment, the consideration transferred, including any premium paid, is allocated to the extinguishment of the liability component and reacquisition of the equity component. In applying the inducement method, any consideration transferred in excess of the market value (as if the debt was converted to shares at current stock price) is a loss on inducement which is a component of the extinguishment loss. The company is also required to estimate the fair value of the debt component of the instrument, assuming no conversion features, immediately prior to extinguishment for purposes of calculating the gain or loss associated with the extinguishment. The difference between the fair value attributable to the liability component and the net carrying amount of the liability component is recognized as a gain or loss in the income statement. The remaining settlement consideration is allocated to the reacquisition of the equity component and recognized as a reduction of stockholders’ equity. Any unamortized debt issuance costs associated with the debt extinguishment is recognized in the income statement in the same proportion as the total debt to the debt extinguished.

The following is a summary example of the impact of the company's repurchase and extinguishment of Convertible Notes in the first quarter of 2010 provided to show how the company applied FASB ASC 470-20 when the company first repurchased and extinguished a portion of the Convertible Notes. This method has been consistently applied in subsequent periods. As disclosed in the Form 10-Q for the quarter ended March 31, 2010, the company recognized a $4.4 million loss on debt extinguishment, including debt finance charges and associated fees. The $4.4 million loss included approximately $0.1 million related to the company's loss on extinguishment of the Senior Notes. The remaining $4.3 million was related to the company's loss on extinguishment of the Convertible Notes which is detailed below.

Cash consideration for convertible notes	$18,384
Par value of convertible notes	14,772
Difference	$3,612

Premium in excess of market value	$1,676
Loss on liability component	2,187
Loss on extinguishment	$3,863

Convertible Notes:	Allocation of Consideration		Book Value	Earnings Impact
Liability component (1)	$11,737		$9,550	$2,187	(a)
Equity component	4,971		5,222
	16,708	(2)	14,772
Premium in excess of market value	1,676			1,676	(b)
Consideration	$18,384		$14,772	$3,863

Amount recognized in earnings
Loss on extinguishment	$3,863
Bank fees written off	389	(c)
Commission expense	39
Loss on debt extinguishment - convertible notes	$4,291

(1) Fair value of the liability component driven by market rate of similar instruments without conversion features.
(2) Represents the fair value of the instrument which is driven by the stock price.

The loss on debt extinguishment recognized in the Consolidated Statement of Operations represents (a) the difference between the consideration attributable to the liability component and the net carrying amount of the liability component, (b) premium paid in excess of market value and (c) write-off of any unamortized debt issuance costs. The $14.8 million of par value of Convertible Notes equates to 595,789 shares of Invacare stock, based on the conversion rate provided in the terms of the Convertible Notes. The Convertible Notes provide that the conversion rate is 40.3323 shares per $1,000 principal amount of Convertible Notes, which represents a conversion price of approximately $24.79 per share. The market value of the stock for purposes of applying FASB ASC 470-20 to the transactions summarized above was calculated at $28.04 per share, based on the average stock price for all the dates the notes were repurchased during the first quarter of 2010, for a total fair value of the instrument of $16.7 million. The fair value of the instrument ($16.7 million) was allocated between the debt and equity components. To determine the allocation to the debt component, the company estimated the fair value of debt without a conversion feature just prior to the debt extinguishment. To do so, the company utilized market rate information of similar securities including the company's Senior Notes.

The market rate for the interest rate on the debt was calculated based upon a consideration of public debt indices and the trading of the company’s own Senior Notes, both adjusted for duration, and was calculated based on the average on the dates of repurchases of the risk free / treasury rate plus a spread calculated based on B and BB 5 year indices on the most liquidly traded securities for companies with those ratings (deemed to be representative of the company's). This rate was utilized to calculate the fair value of the liability component of $11.7 million. Any difference between the fair value of the liability component ($11.7 million) and carrying value of the liability component ($9.6 million) was recognized in the statement of earnings. In addition, the difference in consideration paid ($18.4 million) and market value of instrument ($16.7 million) was recognized in the statement of earnings. The difference between the market value of the instrument and the fair value of the liability component ($16.7 million vs. $11.7 million) was attributable to the equity component. The remaining settlement consideration of $5.0 million was allocated to the reacquisition of the equity component and was recognized as a reduction in stockholders’ equity upon extinguishment of the debt.

Comment No. 5:
Please also explain how these transactions are reflected in your statements of cash flows. Refer to FASB ASC 230-10-45-7 through 45-9 related to reporting items gross in the statements of cash flows. Further please explain the nature of the financing costs shown in your statements of cash flows of $24.1 million in 2011 and $30.3 million in 2010.

Response:	The impact of the Convertible Notes repurchases on the company's Consolidated Statement of Cash Flows is as follows:

Operating Activities

•
"Net earnings (loss)" reflects expense related to the Convertible Notes repurchases of $24.2 million and $20.3 million in 2011 and 2010, respectively, which includes the loss on extinguishment as calculated using the inducement method ($22.6 million in 2011 and $18.8 million in 2010) and the write-off of previously capitalized deferred financing fees ($1.6 million in 2011 and $1.5 million in 2010).

•
The "Loss on debt extinguishment including debt finance charges and associated fees" reflects the add back of the non-cash amounts which impacted "Net earnings (loss)". The total for this line reflects expense related to all of the company's debt instruments, not only the Convertible Notes. The portion related to the Convertible Notes was $24.2 million and $20.3 million in 2011 and 2010, respectively.

Financing Activities

•	"Payments on revolving lines of credit and long-term borrowings" includes the total principal amount of the Convertible Notes repurchased and retired ($63.4 million in 2011 and $57.8 million in 2010).

•
"Payment of financing costs" includes the aggregate premium over par that was paid in cash to repurchase and retire the Convertible Notes of $24.2 million in 2011 and $11.4 million in 2010. The 2010 amount of $30.3 million also includes amounts paid of approximately $18.9 million to retire the company's 9.75% Senior Notes due 2015.

Increase (decrease) in cash and cash equivalents

•
The change in cash principally reflects $88.1 million used to repurchase and retire $63.4 million in Convertible Notes in 2011 and $70.1 million used to repurchase and retire the $57.8 million in Convertible Notes in 2010.

The amounts reflected above represent gross rather than net amounts, consistent with the requirements of FASB ASC 230-10-45, which states that information regarding gross amounts of cash receipts and payments is more relevant than information about net amounts of cash receipts and payments.

Form 10-Q for the fiscal quarter ended September 30, 2012

Item 1 - Financial Statements - Page FS-1

Contingencies, page FS-22

Comment No. 6:
We see that in December 2011, the FDA issued a proposed consent decree that would require the suspension of a portion of your operations at your Elyria, Ohio, wheelchair manufacturing facility. We see here that you are still negotiating the final terms of the consent decree. Please address the following:

•	Provide us an update on the status of your negotiations with the FDA regarding the suspension of production at your manufacturing facility and the third party certification of compliance.

•
Describe for us in greater detail the specific product lines that are impacted by the proposed consent decree, including the amount of sales for those product lines in the year ended December 31, 2011 and the nine months ended September 30, 2012.

•
Describe for us the facts and circumstances of the negotiations supporting your disclosure that the suspension could be “substantial” and that the proposed consent decree “has started to have a negative impact on the company's financial results.”

•
Quantify for us the expenditures incurred through September 30, 2012 as part of the remediation effort and describe if any accruals for loss contingencies have been made. Please tell us how you have considered the disclosure requirements of FASB ASC 450-20-50.

Response:
(1) The company has been negotiating the terms of the proposed consent decree of injunction with the Food and Drug Administration (FDA) since December 2011. At September 30, 2012 and at the time of filing of the Form 10-Q, a number of key terms of the consent decree were still subject to negotiation with the FDA. However, as of the date of this correspondence, the company is very close to finalizing the terms of the consent decree with the FDA, the U.S. Attorney's Office and the U.S. Department of Justice, which would then be subject to confirmation by the United States District Court for the Northern District of Ohio. Although it is difficult for the company to predict the timing of when the decree will be finalized and announced, the company believes that it will occur within a matter of weeks, or even days. Once the consent decree is signed and becomes effective, the company expects that there will be a suspension of certain manufacturing and engineering activities at the company's Elyria, Ohio wheelchair manufacturing facility (Taylor Street facility) and corporate headquarters, respectively (together the impacted facilities).

Under the terms of the anticipated consent decree, in order to resume full operations at the impacted facilities, the company must successfully complete a third-party expert certification audit and receive written notification from the FDA. The certification audit is expected to be comprised of three distinct reports, which the company expects will allow it to resume certain activities while it continues to bring the remaining aspects of its quality systems into compliance. The expert certification audit will be followed by an FDA inspection of the company's compliance with the quality system regulations. The company expects to begin the third-party certification audit process in December 2012. The three audit reports include:

•
First, the third-party expert will inspect the qualification and validation procedures and documentation for equipment processes at the Taylor Street facility. The third-party expert will submit its report to the FDA, and when it is approved in writing by the FDA, the company will be permitted to resume the manufacturing of components and parts in its Taylor Street facility for devices produced by other Invacare facilities.

•
Second, the third-party expert will review the company's design control systems at the impacted facilities. When the FDA reviews and approves the third-party expert's report with respect to the company's design control systems, the company will be able to resume design activities for wheelchairs and powered beds at the impacted Elyria facilities.

•
The final inspection by the third party expert will be a comprehensive review of the company's compliance with the FDA's quality system regulation at the two impacted facilities. This audit will be followed by an FDA inspection. After the company receives a written notification from FDA, the company may resume full operations at the two impacted facilities.

As noted above, each of the three audits will result in a third-party expert report that will then be reviewed by the FDA who will complete their own review procedures. Once satisfied with the company's compliance, the FDA will provide written notification to the company to resume full operations at the impacted facilities. The company can not currently estimate the timing of the FDA written notifications.
(2) As disclosed in the company's Forms 10-Q and 10-K, the consent decree, once effective, would result in the suspension of a portion of the company's operations at the Taylor Street facility, the timing of which is uncertain. This facility primarily manufactures and sells to external customers in the U.S. market directly and via related companies into Canada, Europe and the Asia Pacific geographic regions. The product lines manufactured at this facility are principally mobility and seating products which include:

•	Power Wheelchairs - custom power products primarily, as well as a portion of the company's consumer power products.

•
Seating and Positioning Products - a portion of the company's seating and positioning products including cushions, back supports and accessories which are sold with the chair or are sold as stand-alone products.

•	Custom Manual Wheelchairs - a portion of the company's lightweight manual wheelchair products.

The company's Business Segment disclosure in the Notes to the Consolidated Financial Statements in its Form 10-K for the year ended December 31, 2011 provides segment net sales by product categories. The North America/HME segment is expected to be the segment primarily impacted by a suspension of operations at the Taylor Street facility. While both the Europe and Asia Pacific segments also sell the mobility and seating products noted above, they source an immaterial amount of these products from the Taylor Street facility. The product lines impacted by the suspension would not have an effect on the company's other segments, Invacare Supply Group (ISG) and Institutional Products Group (IPG).
For the North America/HME segment, total Mobility and Seating sales were $278.1 million for the year ended December 31, 2011. However, not all the product lines included in this amount are manufactured at the Taylor Street facility. The company does not track net sales by production facility. Therefore, Taylor Street facility net sales were estimated by segregating the net sales for the North America/HME segment by Business Unit and product line and then estimating whether the product lines were sourced from the Taylor Street facility. Based on this methodology, the company estimates that total net sales related to products produced at the Taylor Street facility were approximately $172 million for the year ended December 31, 2011 and $114 million for the nine months ended September 30, 2012.
While the amounts noted in the preceding paragraph represent our current estimates of the total amount of net sales for the referenced periods related to the Taylor Street facility, the company believes that only a portion of the operations at that facility would be suspended under the likely terms of the consent decree. However, the extent of the suspension of operations was, at the time of filing the Form 10-Q for the quarter ended September 30, 2012, subject to the negotiation with the FDA of a number of key terms of the consent decree. Key items that were continuing to be negotiated with the FDA at the time of filing the most recent Form 10-Q included the company's:

•	ability to fulfill all open purchase orders and quotations in the order fulfillment system;

•	ability to provide service and repair parts to customers;

•	ability to provide replacement products to customers who already have an Invacare product; and

•	ability to provide products based on the specific patient's medical necessity for such product with written certification from the healthcare prescribers.

In addition, the company has accelerated implementation of its manufacturing strategy to transfer certain manual wheelchair production from the Taylor Street facility to other facilities manufacturing similar products. These transfers, together with the introduction or possible future introduction of new products manufactured at other facilities, are expected to replace some products currently manufactured at the Taylor Street facility. With consideration of the above, the company included disclosure in its Contingencies note (see page FS-22 of the Form 10-Q for the quarter ended September 30, 2012) incorporating the disclosure guidance on unrecognized contingencies from FASB ASC 450, but did not include a range of impact as the final terms of the decree were still being negotiated, and the mitigating steps described above were still being implemented, at the time of filing.
At the time of this correspondence, notwithstanding that the terms of the anticipated consent decree appear to be close to being finalized, the extent of the decree's impact on suspension of operations, including the timing, remains uncertain and will remain so until the company conducts its business under the terms of the decree and is able to observe the effects of the decree on customer orders.
(3) The Taylor Street facility is devoted substantially to the manufacture of power wheelchairs, wheelchair components and sub-assemblies, all of which will be the subject of the anticipated consent decree. The consent decree generally would require a suspension of production at the impacted facility, except in certain circumstances that the company has negotiated with the FDA. Therefore, the potential impact of the consent decree on the operations at this plant could be substantial.

The terms of the consent decree are expected to permit the company to manufacture and distribute wheelchairs or seating systems if a clinician determines that the product is necessary to meet the medical needs of the patient which cannot be appropriately addressed by another manufacturer's product, and the evaluating clinician and prescribing physician sign a certification form. The decree also is expected to permit the company to provide service, repair and replacement of products already in use as long as the customer signs certification form acknowledging awareness of the consent decree. In addition, the company expects to be able to fulfill all of the open purchase orders and quotations in its order fulfillment system as of the effective date of the decree, as long as the healthcare provider completes certification that he or she is aware of the decree and would still like the company to fulfill the order. However, it is not known at this time the extent to which the operations at the Taylor Street facility will be utilized to handle these specific types of orders, so the final impact on operations is uncertain (See also our response to part 2 of comment 6 above).

The company believes that the proposed consent decree has started to have a negative impact on the company's financial results. For instance, the company has received indications from its sales force that customers have scaled back or refrained from placing orders as a result of customer uncertainty as to the impacts of the decree. The company also has had to withdraw bids and has been unable to further bid on certain customer contracts that require uninterrupted supply. In addition, the company has diverted engineering resources from new product development activities and has instead directed them to quality system remediation activities. Thus, there has been a dramatic slowdown in new product introductions which has had and will have a further negative impact on the company's financial results (as disclosed in the company's Form 10-Q).

(4) The company incurred, through September 30, 2012, $23.1 million in expenses related to its quality system remediation efforts. These expenses were primarily related to external consulting fees related to the remediation activities, and to a lesser extent, additional associate costs, including compensation, benefits and travel costs related to full-time associates of the company in the quality departments directly involved in the remediation effort. There are also associates in other functional areas such as Research and Development and Information Technology working on the remediation efforts. However, those costs are not being tracked specifically as quality remediation costs.

Below is a summary of the $23.1 million of costs incurred for the nine months ended September 30, 2012 (in thousands):

External professional (consulting) fees	$16,170
Associate compensation	4,340
Associate benefits	1,420
Other	1,155
Total expense	$23,085

In the company's third quarter 2012 Form 10-Q, the company's MD&A disclosure noted that the increase in Selling, General and Administrative Expenses for the first nine months was primarily related to increased regulatory and compliance costs related to quality systems improvements in the North America/HME segment ($17.3 million) partially offset by reduced associate and bad debt expense. The $17.3 million represents the increase in expense for the first nine months of 2012 compared to the first nine months of 2011 ($5.8 million in costs were incurred in 2011), principally attributable to incremental consulting expenses, and to a lesser extent, hiring of additional personnel with medical device regulatory and compliance experience.

The company has not recorded an accrual for loss contingencies related to the FDA consent decree. The company did consider the guidance in FASB ASC 450 related to the disclosure requirements regarding contingencies (450-20-50). The Contingencies disclosure included in the Form 10-Q for the period ended September 30, 2012 noted that the company was still negotiating the final terms of the consent decree, and that the terms, while not finalized at that time, would result in the suspension of a portion, which could be substantial, of the company's operations at the Taylor Street facility. The company disclosed that the duration of the suspension of operations would be dependent upon third-party expert certification of the company's compliance with the FDA's quality system regulations and then by the FDA's determination of such compliance. In addition, the company disclosed that a suspension of operations likely would have an adverse effect on the company's business including loss of revenues, harm to the company's reputation and customer dissatisfaction. The terms of the anticipated consent decree do not include any penalties or fines.

During 2012, as the negotiation of the consent decree progressed and the company's remediation efforts evolved, the company expanded its disclosure and provided additional clarity in its Exchange Act filings in regards to the potential impact of the consent decree including the suspension of certain production at the Taylor Street facility. For example, the company disclosed in its first quarter 2012 earnings release and Form 10-Q that internal resources were being diverted which was impacting new product development and other globalization efforts. In the company's third quarter 2012 earnings release and Form 10-Q, the company disclosed that most new product development was temporarily ceased and provided an update regarding the company's progress with its remediation efforts, including the forecasted timing of commencing its third-party expert certification audit. The terms of the consent decree had not been agreed to as of September 30,

2012 or as of the filing date of the Form 10-Q (November 6, 2012). In addition, the Taylor Street facility has not been closed or suspended. The company continues to manufacture and distribute the potentially impacted product lines. The company continues to actively work with the FDA to finalize the consent decree.
At the time of our prior filings with the SEC, the company was not in a position to estimate an amount or range of reasonably possible losses since the consent decree was not finalized and since the scope, impact and timing of the suspension of operations were not known.
The company will continue to evaluate the need for additional ASC 450-20-50 disclosures closely in light of future developments, such as the finalization of the consent decree, including the scope of the decree and the impact of the decree on the company's operations and the estimated duration of the suspension of operations at the Taylor Street facility.

Other Materials
In connection with the submission of its response to the comments issued in the staff's letter of November 27, 2012, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Neary at (216) 622-8285, Kris Spreen at (216) 622-8826 or the undersigned at (440) 329-6111 if you have any questions or comments regarding Invacare's response.

Sincerely,

Date:	December 10, 2012	/s/ Robert K. Gudbranson
Robert K. Gudbranson
Senior Vice President & Chief Financial Officer

cc:    Kevin Kuhar
Kate Tillan
Division of Corporation Finance
Securities and Exchange Commission

Douglas A. Neary
Kristofer K. Spreen
Calfee, Halter & Griswold LLP

Walter R. Avdey
Mary Beth Beck
Ernst & Young LLP